

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1
CUSIP NO. 80412E202
CUSIP NO. 80412EAA1

Distribution Date June 17, 2020

U.S. Bank, National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal/Unit Amount	Principal Payment	Principal/Unit Loss	Ending Principal/Unit Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$54,500,000.00	$135,281.76	$54,364,718.24	$0.00	7.00000%	180	90/360	$0.00	$0.00	$135,281.76
$3,690,000.00	$0.00		$0.00	3.21633 Rate per Unit	n/a	90/360	$11,868.24	$0.00	$11,868.24

Additional Information	
Trustee Fees	$0.00
Expense Account Deposit	$0.00
Class B Present Value Amount	$4,781,273.87

Underlying Security PENNEY J C INC DEB 7.625% 3/01/97 708160BL9	
Payment Dates	March/September
Current Principal Balance	$54,500,000.00
Annual Coupon Rate (Fixed)	7.62500%
Interest Payment Received	$0.00

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
80412E202	Baa3	BBB-	WR	15-Jun-20	D	21-May-20
80412EAA1	Baa3	BBB-	WR	12-Jun-20	D	21-May-20
Underlying Security	Baa3	BBB-	WR	28-May-20	n/a	n/a

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.



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